FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



Teva Announces Launch of Camrese™ the Authorized Generic of Seasonique®

Jerusalem, Israel, July 28, 2011 - Teva Pharmaceuticals USA, the U.S.–based generic arm of Teva Pharmaceuticals announced that it will sell Camrese™ as the Authorized Generic of Seasonique® which is also manufactured by Teva Pharmaceuticals. This product will continue to be manufactured under the brand product's new drug application or NDA at the same facility where it is currently produced.

"As both a brand and generic company, we realize that we must remain competitive with other potential generic versions of this product," stated Timothy Crew, head of Teva North America's Generics division. "We are proud of our Seasonique® product and the benefits we will continue to be able to offer to patients."

About Teva
Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world's largest generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in 60 countries. Teva's branded businesses focus on neurological, respiratory and women's health therapeutic areas as well as biologics. Teva currently employs approximately 42,000 people around the world and reached $16.1 billion in net sales in 2010.

and regulatory pathway for the registration and approval of biotechnology-based products, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, our potential exposure to product liability claims to the extent not covered by insurance, the termination or expiration of governmental programs or tax benefits, current economic conditions, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission.

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Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: ___/s/ Eyal Desheh_____
                                 Name: Eyal Desheh
                                 Title: Chief Financial Officer

Date: August 1, 2011